

Mail Stop 4628

May 31, 2017

Howard Gostfrand
Director and Chief Executive Officer
AG Acquisition Group, Inc.
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

> **Re: AG Acquisition Group, Inc.**
> **Registration Statement on Form 10**
> **Filed May 4, 2017**
> **File No. 000-55785**

Dear Mr. Gostfrand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Risk Factors, page 7

We are dependent on the services of our officers and directors, page 7

1.   Please disclose whether or not Ms. Anthony or Mr. Gostfrand has prior experience with "blank check" companies and locating potential companies with which to engage in a business combination.

Management has broad discretion over the selection of our prospective business, page 7

2.   Please revise this risk factor to clarify that the Company's two shareholders are companies solely owned by Ms. Anthony and Mr. Gostfrand.

Our officers and directors could have future conflicts of interest in determining business opportunities, page 8

3.   You disclose that in the event management has multiple business affiliations, they may have similar legal obligations to present certain business opportunities to multiple entities. In this regard, we note that Mr. Gostfrand, your Chief Executive Officer, is also the President of American Capital Ventures and Senior Adviser at PCG Advisory Group, and that Laura Anthony, your Chief Financial Officer, is also the founding partner of Legal & Compliance, LLC and the sole member of Leone Group, LLC. Please revise this risk factor to identify the activities of these and any other businesses in which your officers and directors are involved and more specifically address the risks associated with any conflicts of interest your business may have with these outside activities.

Directors and Executive Officers, page 15

4.   Please revise Mr. Gostfrand's biographical sketch to include his recent appointment as Senior Adviser at PCG Advisory Group. See Item 401(e) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

5.   We note you have disclosure on page F-8 indicating that the current financial condition of the company raises substantial doubt about its ability to continue as a going concern. Please ask your auditor to tell us how they assessed whether there is substantial doubt about the entity's ability to continue as a going concern and the reasons why they have not included a related explanatory paragraph in the audit opinion, as would ordinarily be required under PCAOB AS 3101.11(b).

Exhibits

6.   Your exhibit index indicates that all of your exhibits except your auditor's consent were filed with a previous Form 10 even though this Form 10 is your initial filing. Please file all your exhibits and update the exhibit index accordingly.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Laura Anthony, Esq.
        Legal & Compliance, LLC